EXHIBIT 99.1

Neptune and Aker BioMarine Reach Patent Infringement Settlement and License Agreement

LAVAL, Quebec, Dec. 17, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB), Acasti Pharma Inc. ("Acasti") (Nasdaq:ACST) (TSX-V:APO) a Neptune subsidiary, and Aker BioMarine AS, Aker BioMarine Antarctic AS and Aker BioMarine Antarctic USA (collectively "AKBM") jointly announce a settlement and license agreement that will result in the dismissal of all AKBM respondents from the on-going ITC investigation brought by Neptune and Acasti, as well as the dismissal of all current lawsuits brought by Neptune against AKBM and companies in its value chain.

As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to AKBM, allowing AKBM to market and sell its nutraceutical products in the licensed countries. Under the terms of the settlement, royalty levels are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune's '351 composition of matter patent (No. 8,278,351). AKBM also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO decision date. The financial terms of the license are confidential between the parties.

"Neptune's intellectual property is an integral part of shareholder value creation and today's announcement is an important milestone for Neptune and the industry," said Mr. Henri Harland, President and CEO of Neptune and Acasti. "Recognition of a company's intellectual property promotes a spirit of cooperation amongst industry members. We look forward to working together with Aker to further develop the fast-growing krill industry."

"We are content to have contained all current patent conflicts with Neptune within the framework of a license securing our customers' ability to operate in the US and other licensed countries," said Aker BioMarine's CEO Hallvard Muri.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune has a patented process of extracting oils from Antarctic krill and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 1000, Laval, Quebec.

Neptune respectively holds approximately 49.95% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and Acasti disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contact:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Neptune & Acasti
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com